FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                March 24, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1        RNS Announcement, re:  EGM Statement
              dated  24 March 2003



24 March 2003

                               BRITISH ENERGY plc

                                (the "Company")

                           Result of Bondholder EGMs



On 14 February 2003, British Energy announced that the Company was convening meetings of the holders of each of its outstanding GBP109,861,000 5.949 per cent. Bonds due 2003 (the "2003 Bonds"), GBP163,444,000 6.077 per cent. Bonds due 2006 (the "2006 Bonds") and GBP134,586,000 6.202 per cent. Bonds due 2016
(the "2016 Bonds") (together the "Bonds") in order formally to incorporate the standstill arrangements into the terms of the Bonds for all Bondholders. These meetings were duly held on 24 March 2003. The standstill resolutions proposed at the meetings of the 2003, 2006 Bonds and 2016 Bonds were duly passed with holders of respectively, 85.05%, 81.49% and 80.32% of the bonds outstanding voting in favour and no votes against.

For further information please contact:           Andrew Dowler

020 7831 3113


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 24, 2003                      BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations